Exhibit 99.2

FORM 51-102F3
Material Change Report

1. Name and Address of Company

Silvercorp Metals Inc. (the “Issuer”)
Suite 1378 – 200 Granville Street
Vancouver, B. C.
V6C 1S4

2 Date of Material Change

February 22, 2010

3. News Release

On February 22, 2010, a news release announcing the material change referred to in this report was published on Sedar and Edgar, and disseminated via Marketwire. A copy of the news release is attached as Schedule “A”.

4. Summary of Material Change

The Issuer announced that it has signed a definitive purchase agreement with Silver Standard Resources Inc. to purchase a 100% interest in the Silvertip silver-lead-zinc project covering 21,575 hectares in northern British Columbia, Canada.

5.1 Full Description of Material Change

Total consideration for the project is CDN$15-million with up to 50% to be paid in Silvercorp’s common shares and the balance in cash. The closing date is expected to be on or before February 26, 2010.

5.2 Disclosure for Restructing Transactions

Not applicable.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information please contact Lorne Waldman, Corporate Secretary at (604) 669-9397.

9. Date of Report

February 22, 2010